Exhibit 99.61

VILLAGE FARMS INTERNATIONAL ANNOUNCES PURE SUNFARMS’ CANNABIS SUPPLY AGREEMENT WITH EMERALD HEALTH THERAPEUTICS

– Pure Sunfarms On Track to be One of the Largest Cannabis Growing Operations in Canada and is Advancing its Branding and

Distribution Strategies –

VANCOUVER, April 30, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced the Company’s 50/50 joint venture with Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD), Pure Sunfarms Corp. (“Pure Sunfarms”), has entered into a supply agreement with Emerald. In this agreement, Emerald will purchase 40% of Pure Sunfarms’ production in 2018 and 2019, or approximately 21,000 to 24,000 kilograms using current projected production targets, at a pre-determined price per gram.

Pure Sunfarms has substantially completed conversion of the first 250,000 ft2 of its existing 1.1 million ft2 greenhouse in Delta, BC (“Delta 3 greenhouse”) to cannabis production, with the balance of the 1.1 million ft2 expected to be completed by year end. The Company’s design for the Delta 3 greenhouse is based on decades of large-scale, low-cost agricultural production experience and extensive cannabis expertise, resulting in a state-of-the-art facility with 17 individual grow rooms optimized for year-round harvesting (more than 85 harvests annually) and low-cost production. Senior growing, financial, and operational personnel, including the experienced cultivation team transferred from Village Farms, are in place for production ramp-up. Pure Sunfarms is targeting production of dried cannabis of approximately 7,000 to 8,000 kilograms in 2018, 46,000 to 52,000 kilograms in 2019, and more than 75,000 kilograms in 2020 when the facility reaches full production. Health Canada issued a cultivation license for the Delta 3 greenhouse in March.

Pure Sunfarms’ objective is to be a vertically integrated supplier and in addition to production ramp-up is focused on senior management hires, downstream product development, and development of distribution and marketing strategies. With its options on two adjacent operational greenhouse facilities of 1.1 million ft2 and 2.6 million ft2, Pure Sunfarms’ potential production footprint of 4.8 million ft2 in one contiguous complex would be the largest cannabis cultivation site in Canada and the world.

“Pure Sunfarms’ agreement to supply Emerald with a portion of Pure Sunfarms’ projected production provides a strong initial revenue stream for our shared joint venture, while allowing flexibility to capitalize on other sales opportunities as we continue discussions with multiple parties including provincial governments and other licensed producers,” said Michael DeGiglio, Director, Pure Sunfarms, and CEO, Village Farms. “We are confident Pure Sunfarms’ unmatched experience in large-scale, low-cost agricultural production and fulfilling regular, large-volume supply commitments at consistent quality, alongside extensive cannabis expertise and significant scale, will place it in the top tier of Canadian and international cannabis growers and downstream product developers.”

“As a co-owner of Pure Sunfarms, we are pleased to see the maturing of Pure Sunfarms’ business plan and the rapid conversion of its impressive production facility. We look forward to the significant sales we expect Pure Sunfarms to generate and supporting Pure Sunfarms in the distribution of its production,” said Avtar Dhillon, MD, Executive Chairman of Emerald. “At the same time, Emerald is pleased to secure a significant source of cannabis as we execute our plan to be an important supplier of high-quality cannabis in the anticipated legalized adult-use cannabis market in Canada and develop value-added products supported by unique intellectual property.”

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD) is a Licensed Producer under Canada’s Access to Cannabis for Medical Purposes Regulations and produces and sells dried cannabis and cannabis oil for medical purposes. It is building a 500,000 square foot greenhouse in Metro Vancouver to serve the anticipated legal Canadian adult-use cannabis market starting in 2018. Emerald also owns 50% of Pure Sunfarms, a joint venture with Village Farms International, Inc., that is converting an existing 1.1 million square foot greenhouse in Delta, BC to grow cannabis. Emerald’s team is highly experienced in life sciences, product development and large-scale agribusiness. Emerald Health Therapeutics is part of the Emerald Health group, which includes multiple companies focused on developing cannabis and cannabinoid products with potential wellness and medical benefits.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico.

Cautionary Language

Certain statements in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements concerning: (i) the timing of completion of conversion of the Delta 3 greenhouse to cannabis production; (ii) whether Pure Sunfarms will exercise options to acquire any adjacent greenhouses in order to expand cannabis production; (iii) whether Pure Sunfarms’ business vision will be achieved; and (iv) forecasted annual cannabis production amounts and related production costs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Although the Company believes that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of required regulatory approvals. Details of the risk factors relating to the Company and its business are discussed under the heading “Risk Factors” set out in the Company’s annual information form and management’s discussion and analyses for the year ended December 31, 2017, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statements. Although the Company believes that its forward-looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward- looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company does not assume any obligation to update or revise them to reflect new information, events or circumstances.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/30/c6429.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, Loderock Advisors, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO:Village Farms International, Inc.

CNW 07: 00e 30-APR-18